August 5, 2024

James C. Malone
Chief Financial Officer
Consensus Cloud Solutions, Inc.
700 S. Flower Street, 15th Floor
Los Angeles, California 90017

       Re: Consensus Cloud Solutions, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Form 8-K furnished May 8, 2024
           File No. 001-40750
Dear James C. Malone:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Metrics, page 39

1. We note from your disclosures in footnote (4) monthly churn is defined as paying customer accounts that cancelled services during the period divided by the average number of customers over the period. Please tell us how you determine the "average number of customers over the period," and explain why you do not divide lost customers by the number of customer at the beginning of the month in calculating monthly churn.
Notes to Consolidated Financial Statements
Note 3. Revenues, page 65

2. Please tell us the amount of revenue derived from usage-based arrangements for each period presented and what consideration you have given to disclosing how revenue is recognized for such arrangements. We refer you to comment 23 in your July 23, 2021 response letter. Refer to ASC 606-10-50-18(a).
 August 5, 2024
Page 2

Form 8-K furnished May 8, 2024
Exhibit 99.1, page 1

3. You discuss the non-GAAP measures EBITDA margin. free cash flow and net debt-to-
       EBITDA ratio in the opening paragraph without providing a discussion of the most directly comparable GAAP measures. You also discuss adjusted EBITDA margin in the highlights section without discussing the comparable GAAP measure of net income margin. Please revise to discuss the most directly comparable GAAP measures with equal or greater prominence. In addition, clarify whether the reference to "EBITDA" in the opening remarks is to adjusted EBITDA. Lastly, describe how you calculate your net debt-to-EBITDA ratio. Refer to Item 10(e)(1)(i) (A) of Regulation S-K and Question
       102.10(a) of the non-GAAP C&DIs.
Reconciliation of GAAP to Adjusted Non-GAAP Financial Measures, page 8

4. We note that Adjusted non-GAAP net income contains adjustments presented on an after-
       tax basis. Please revise to present such adjustments on a pre-tax basis and include a separate line-item in the reconciliation for the income tax impact on such adjustments.
       Refer to Question 102.11 of the non-GAAP C&DIs.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Dave Edgar at 202-551-3459 or Kathleen Collins at 202-551-3499 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Vithya Aubee